SHEARMAN & STERLING
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02028144

March 28, 2002

RECD S.E.C.
MAR 29 2002
070

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

SUPPL

Bull
Information Pursuant to Rule 12g3-2(b)
File No. 82-4847

Dear Sir or Madam,

On behalf of Bull (the "Company") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated March 14, 2002, announcing 2001 financial results.

Please acknowledge receipt of this letter and its enclosure by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

Sami Toutounji /ad

Sami Toutounji

Enclosures

cc: Andrée Sergeant
Thierry Roselli
Compagnie des Machines Bull

125899

# PRESS INFORMATION

## BULL : 2001 Results and Future Development Plan

Louveciennes, March 14 2002 – The Board of Directors of Bull met on March 14 2002 and approved the financial statements for the financial year 2001.

The Group recorded revenue of 2,543.8 million euros for the financial year 2001, a decrease of 8.7% compared to the revenue of the previous year, which reached 2,785.6 million euros. (1)

The operating loss for the period amounts to 98.5 million euros, as compared to the loss of 81.5 million euros in 2000. (1)

The interest costs for the period represent 37 million euros, a reduction of 11% compared to 2000.

In 2001, the Group recorded net gains on the disposal of assets realized during the period (CP8 Smart cards, Cara Group, PSI and Integris Europe) for an amount of 295 million euros.

The provision for restructuring costs linked to the 2001 headcount reduction plan amounts to 155 million euros.

The total of the other non-operational costs amounts to 205 million euros, part of which covers the provision for business risks and the depreciation of certain assets.

The net loss recorded by the Group at the end of the financial year 2001 amounts to 253 million euros, compared to a net loss of 242.8 million euros (1) in 2000.

| **In million euros** | **2001** | **2000 (recast at 2001 perimeter)** | **V%** |
|---|---|---|---|
| Revenue | 2, 543.8 | 2,785.6 | - 8.7% |
| Operating income (loss) | (98.5) | (81.5) | - 20.9% |
| Net income (loss) | (253,0) | (242.8) | - 4.2% |

(1) 2000 results recast at 2001 perimeter

In accordance with the mandate that he was given in December 2001, Pierre Bonelli, Chairman and CEO of the Group, presented his evaluation of the company's situation to the Board of Directors, and received approval for the first set of measures designed to rapidly implement the company's turnaround.

The main activities of Bull have a sound foundation and strong future prospects. They are supported by teams at the leading edge of today's technologies and by a broad international customer base who fully recognise Bull's added-value. However, on the other hand, an oversized and unfocused organisation, combined with inadequate operating practices, have made it impossible to achieve the objectives that should reflect the quality of the Group's business portfolio.

The immediate measures to turn around the company, part of which have already been initiated, comprise simplifying the organisation, a drastic reduction in structural costs, including a headcount readjustment of around 1,500 people, renewal of the senior executive team, as well as rebuilding tight convergence between the company's different businesses.

Pierre Bonelli also proposed to the Board the main outlines of an industrial and strategic plan designed to clarify Bull's positioning, reinforce coherence among its activities, and to reaffirm its clear differentiation as a player in the field of information technology.

The Board approved this plan, and took note of the decision of the French Government to grant Bull a shareholder advance for a maximum amount of 350 million euros, in addition to the 100 million euros already advanced. This advance is submitted to the approval of the European Commission. It will enable Bull to continue to operate until the business fundamentals of the company have been restored, and to reach the level of performance necessary to reshape its capital. The first step in this process is that Bull must reach breakeven in operating margin in the second half of 2002.

Contact :
Marie-Claude Bessis
Tel: 33 (0)1 39 66 57 75
Mobile: 33 (0)6 84 95 26 21
33 (0)6 07 24 21 70

Thierry Roselli
Tel: 33 (0)1 39 66 36 28
Mobile: 33 (0)6 74 08 24 44